PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

April 18, 2006

File N° 82 – 3531

Re: <u>Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated April 18, 2006: "PSA Peugeot Citroën announces intention to cease production at Ryton plant (Great-Britain) in 2007 "

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

April 18, 2006

PSA Peugeot Citroën announces intention to cease production at Ryton plant (Great-Britain) in 2007

Jean Martin Folz, Chief Executive Officer of PSA Peugeot Citroën, has today announced to staff and Trade Unions that it is the Group's intention to cease in 2007 activity at its Ryton manufacturing facility near Coventry in Great-Britain.

The proposal follows a detailed study during the first quarter of 2006 by the Group of its European industrial facilities which has clearly confirmed the weaknesses for the Ryton plant - high production and logistical costs - which mean that the Group is unable to justify the investment needed for the production of future vehicles, after the Peugeot 206 currently produced at this plant.

These internal factors, together with reduced demand and intense competition in Europe, have led the Group to come to this conclusion, having already reduced production at a number of other European sites at the end of 2005.

The Group's proposal is that production at Ryton is brought to a close in two phases; in the first instance the factory, which today operates two shifts, moves to a single shift in July 2006, with production not continuing beyond mid 2007. For the Group, 2,300 jobs are affected.

The Group will now enter into consultation with the Trade Unions. PSA Peugeot Citroën remains committed to its social responsibilities and will work closely with the Unions throughout the coming months to provide a support package for its staff and to help as many as possible to find alternative employment.

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 - www.psa-peugeot-citroen.com